T. Mark Kelly  mkelly@velaw.com
Tel 713.758.4592  Fax 713.615.5531

April 6, 2011

Via EDGAR

Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Energy XXI (Bermuda) Limited
Form 10-K for Fiscal Year Ended June 30, 2010, filed September 8, 2010
Form 8-K, filed December 22, 2010
File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited, a limited company formed under the laws of Bermuda, (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2011, with respect to the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2010 (the “2010 Form 10-K”) and the Company’s current report on Form 8-K filed with the Commission on December 22, 2010 (the “Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references in each response to page numbers and captions correspond to the 2010 Form 10-K unless otherwise specified. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Because the Company generally believes its proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to the Company’s 2010 Form 10-K, the Company respectfully requests that the Staff permit the Company to include the following changes, except where specifically indicated below, on a prospective basis in its upcoming Form 10-K filings as well as all subsequent filings under the Securities Exchange Act of 1934, as amended. We are happy to discuss this request with the Staff at its convenience.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Ethan Horowitz April 6, 2011 Page 2

Form 10-K for Fiscal Year Ended June 30, 2010

Item 2.  Properties

Reserve Estimation Procedures and Audits

Internal Controls for Reserves Estimation, page 31

1.	Please provide a description of the internal control procedures you perform to prepare your reserve estimates internally by your reservoir engineers as discussed in Item 1202(a)(7) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has provided with this letter, as Exhibit A, revised and expanded disclosure based upon the disclosure set forth under “Item 2. Properties—Reserve Estimation Procedures and Audits—Internal Controls for Reserve Estimation” in the 2010 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s upcoming annual report Form 10-K for the fiscal year ended June 30, 2011.

Summary of Oil and Gas Reserves at June 30, 2010, page 33

2.
We note that you have not included the reconciliation of PV-10 to the standardized measure of future net discounted cash flows as you proposed to be included in the future filings with the Commission in the correspondence dated February 13, 2009.  Please revise your filing to include this reconciliation.

Response:

The Company acknowledges the Staff’s comment. While the Company provided this reconciliation in its annual report on Form 10-K for the fiscal year ended June 30, 2009, the Company inadvertently omitted this reconciliation from its 2010 Form 10-K during the process of updating the Company’s reserve disclosure to comply with the Commission’s new requirements for oil and gas disclosure. The Company fully intends to include this reconciliation in future filings with the Commission and has provided with this letter, as Exhibit B, revised and expanded disclosure based upon the disclosure set forth under “Item 2. Properties—Summary of Oil and Gas Reserves at June 30, 2010” in the 2010 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s upcoming annual report Form 10-K for the fiscal year ended June 30, 2011.

Ethan Horowitz April 6, 2011 Page 3

Development of Proved Undeveloped Reserves, page 33

3.
We note you do not have proved undeveloped reserves that remain undeveloped for five years or more after initially recognized.  However, tell us and disclose whether you have any proved undeveloped reserves as of June 30, 2010 that are not scheduled to be converted within the five year requirement.

Response:

The Company did not have any proved undeveloped reserves as of June 30, 2010 that were not scheduled to be converted into proved developed reserves within the five year requirement at June 30, 2010.

Quantitative and Qualitative Disclosures About Market Risk, page 61

4.
Please expand your disclosures to provide the information required by and discussed in Item 305 of Regulation S-K.  It is unclear how your current disclosures meet one of the three disclosure alternatives described in Item 305(a).

Response:

The Company acknowledges the Staff’s comment and has provided with this letter, as Exhibit C, revised and expanded disclosure based upon the disclosure set forth under “Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk” in the 2010 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s upcoming annual report Form 10-K for the fiscal year ended June 30, 2011.

Note 6 - Long-term Debt, page 78

High Yield Facility, page 79

5.
We note the newly issued 10% Senior Notes due 2013 are guaranteed by you and each of EGC’s existing and future material domestic subsidiaries.  Please tell us how you considered the requirements of Rule 3-10 of Regulation S-X, in which additional financial statement disclosure of certain guarantors of such securities may be necessary.

Ethan Horowitz April 6, 2011 Page 4

Response:

The Company acknowledges the Staff’s comment and notes that separate audited annual financial statements and unaudited quarterly financial statements of Energy XXI Gulf Coast, Inc. (the “Issuer”) are filed on the Company's current reports on Form 8-K.  The Company further notes that under Regulation S-X 3-10, the Company is provided relief from including condensed consolidating financial information in its financial statements included in Forms 10-K and 10-Q as the Issuer is an operating company that is an indirect wholly-owned subsidiary of the Company, and the Company has fully and unconditionally guaranteed the Notes.  The Company also has no independent assets or operations as defined in Rule 3-10(h)(5) and all other subsidiaries of the Company are minor.  However, the Company agrees that additional disclosure should be included in its financial statements and has provided with this letter, as Exhibit D, revised and expanded disclosure based upon the disclosure set forth under “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 6–Long-term Debt—High Yield Facility” in the 2010 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s upcoming annual report Form 10-K for the fiscal year ended June 30, 2011.

Engineering Comments

Form 10-K for Fiscal Year Ended June 30, 2010

Properties, page 29

Development of Proved Undeveloped Reserves, page 33

6.
We note that 21% of your 2009 proved undeveloped reserves were converted to proved developed status in 2010.  Item 1203(b) of Regulation S-K requires the disclosure of material changes in proved undeveloped reserves that occurred during the year including - but not limited to - conversion into proved developed reserves.  Please expand this discussion to present figures for material changes to PUD reserves due to each of the following: revisions, improved recovery, acquisitions / divestitures and extensions / discoveries.

Ethan Horowitz April 6, 2011 Page 5

Response:

The Company acknowledges the Staff’s comment and has provided with this letter, as Exhibit E, revised and expanded disclosure based upon the disclosure set forth under “Item 2. Properties—Development of Proved Undeveloped Reserves” in the 2010 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s upcoming annual report Form 10-K for the fiscal year ended June 30, 2011.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 71

Note 24 - Supplementary Oil and Gas Information, page 97

Changes in Standardized Discounted Future Net Cash Flows, page 100

7.
FASB ASC 932 subparagraphs 932-235-50-35(b) and (g) specify the disclosure of changes in the standardized measure related to development cost items.  It appears that there are no such items in your presentation of these changes.  Please explain to us how your disclosure complies with FASB ASC 932 or revise your presentation as appropriate.

Response:

The Company acknowledges the Staff’s comment and has provided with this letter, as Exhibit F, revised and expanded disclosure based upon the disclosure set forth under “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 24–Supplementary Oil and Gas Information—Changes in Standardized Discounted Future Net Cash Flows” in the 2010 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s upcoming annual report Form 10-K for the fiscal year ended June 30, 2011.

Exhibit 99.1

8.	Item 1202(a)(8) of Regulation S-K prescribes the necessary contents of third party reserve reports. Please procure a report that includes:

Ethan Horowitz April 6, 2011 Page 6

•	The date on which the report was completed pursuant to Item 1202(a)(8)(ii), and;

Response:

The Company acknowledges the Staff’s comments and pursuant to the Company's and the Staff's request, Netherland, Sewell & Associates, Inc. ("NSAI") has advised the Company that this report was prepared prior to NSAI receiving feedback from the Commission on including the report completion date.  NSAI has provided below proposed revised wording to address the two points above.  Specifically, NSAI proposes to include the following statements in the report that it will provide to the Company for inclusion in the Company’s upcoming annual report on Form 10-K for the fiscal year ended June 30, 2011:

"We completed our evaluation on [completion date]."

"This report has been prepared for Energy XXI's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose."

•	A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report pursuant to Item 1202(a)(8)(viii).

Response:

NSAI has advised the Company that they believe this issue is addressed by the following sentence contained in the third sentence of the last full paragraph on page 2 of its report filed as Exhibit 99.1 to the Company’s 2010 Form 10-K:

"We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and reservoir modeling that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines."

Ethan Horowitz April 6, 2011 Page 7

9.
On page two, we note the statement,” … these [reserve] estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE).” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles”.  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.  Refer us to a compilation (rather than a citation or reference) of these principles.

Response:

The Company acknowledges the Staff’s comments and NSAI had advised the Company of the following as their basis for concluding that such principles have been sufficiently established:

•
Beyond the SPE 2007 Standards, NSAI is also not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.” NSAI generally looks to the SPE 2007 Standards, the Commission’s regulations, and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, and use textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”

•
The estimates shown in the report of NSAI included as Exhibit 99.1 to the Company’s 2010 Form 10-K have been prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.

NSAI has further advised the Company that had originally intended to satisfy the Commission by omitting the term "generally accepted" in its future applicable reports filed with the Commission.  However, after receiving other feedback which indicated that response may not fully satisfy the Commission, NSAI has advised the company that it intends to exclude the reference to "generally accepted petroleum engineering and evaluation principles" and addresses the issue with the following statement in the report that it will provide to the Company for inclusion in the Company’s upcoming annual report on Form 10-K for the fiscal year ended June 30, 2011:

Ethan Horowitz April 6, 2011 Page 8

"…these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (SPE Standards).”

NSAI has advised the Company that the other feedback they received from the Commission was after this report was filed, and future filings with the SEC will include these changes.

Form 8-K filed December 22, 2010

Exhibit 99.2

Pro Forma Estimated Net Quantities of Oil and Natural Gas Reserves

10.
We note the presentation of proved reserves pro forma for your ExxonMobil property acquisition and the statement, “The following estimates of the net proved oil and natural   gas reserves of our oil and gas properties located entirely within the United States of America are based on evaluations prepared by third-party reservoir engineers and internal estimates (87% of the Energy EXXI June 30, 2010 proved reserves on a valuation basis were evaluated by third-party reservoir engineers) and, the remainder, internally by EXXI reservoir engineers.” Please submit to us the petroleum engineering reports - in hard copy and electronic format - you used as the basis for your June 30, 2010 pro forma proved reserve disclosures.  The report should include:

a)
One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	For each company, total summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for each of the three largest acquired properties (net equivalent reserve basis) in the proved undeveloped category, and;

Ethan Horowitz April 6, 2011 Page 9

d)	Narratives and engineering exhibits (e.g., maps, performance plots, volumetric calculations, analogy well performance) for each of these three largest PUD acquired additions.

Response:

The Company respectfully acknowledges the Staff’s comment and has accordingly prepared a package of the above reference materials, including a prepaid return shipping package, which has been sent to the Staff via Federal Express.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to the 2010 Form 10-K or the Form 8-K to Mark Kelly at (713) 758-4592 or Ryan Tarkington at (713) 758-2871.

/s/ T. Mark Kelly

Cc:	David West Griffin, Energy XXI (Bermuda) Limited

EXHIBIT A

Internal Controls for Reserve Estimation

The reserve estimates prepared by NSAI are reviewed and approved by members of our senior engineering staff. The process performed by NSAI to prepare reserve amounts included the estimation of reserve quantities, future producing rates, future net revenue and the present value of such future net revenue.  NSAI also prepared estimates with respect to reserve categorization, using the definitions for proved reserves set forth in Regulation S-X Rule 4-10(a) and subsequent SEC staff interpretations and guidance.  In the conduct of their preparation of the reserve estimates, NSAI did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, well test data, historical costs of operation and development or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of its work, something came to its attention which brought into question the validity or sufficiency of any such information or data, NSAI did not rely on such information or data until they had satisfactorily resolved their questions relating thereto.

The reserve estimates prepared by NSAI along with those reserve estimates prepared by our internal engineering staff are then reviewed by our Vice President of Corporate Development and our Chief Executive Officer in order to ensure that our reserve estimates are complete and accurate and are in accordance with the rules and regulations of the SEC. Following the approval of our Vice President of Corporate Development and Chief Executive Officer, NSAI and our senior engineering staff present their respective reserve estimates to our board of directors for final review and approval of both.

EXHIBIT B

Summary of Oil and Gas Reserves at June 30, 2010

The following estimates of the net proved oil and natural gas reserves of our oil and gas properties located entirely within the United States of America are based on evaluations prepared by third-party reservoir engineers (87 percent of our proved reserves on a valuation basis) and, the remainder, by our engineers. Reserves were estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board (“FASB”), which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost changes except by contractual arrangements. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise that those of producing oil and gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

	Summary of Oil and Gas Reserves as of June 30, 2010 Based on Averaged Fiscal-Year Prices
	Oil (MBbls)	Natural Gas (MMcf)	MBOE	PV-10 (in thousands) (1)
Proved
Developed	36,970	93,670	52,572	$1,481,816
Undeveloped	10,513	75,173	23,042	367,100
Total Proved	47,483	168,783	75,614	1,848,916

Income taxes				398,399
10 percent discount				(98,634)
Discounted income taxes				299,765
Standardized measure of future discounted cash flows				$1,549,151

(1)
PV-10 reflects the present value of our estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using the average of the first-day-of-the-month commodity prices during the 12-month period ending on June 30, 2010) without giving effect to non-property related expenses such as debt service, DD&A expense and discounted at 10 percent per year before income taxes. The average of the first-day-of-the-month commodity prices during the 12-month period ending on June 30, 2010 were $75.76 per barrel of oil and $4.10 per MMBtu of natural gas, excluding differentials.

EXHIBIT C

Commodity Price Risk

We utilize commodity-based derivative instruments with major financial institutions to reduce exposure to fluctuations in the price of crude oil and natural gas. We use financially settled crude oil and natural gas puts, swaps and zero-cost collars. Any gains or losses resulting from the change in fair value from hedging transactions that are determined to be ineffective are recorded in income, whereas gains and losses from the settlement of hedging contracts are recorded in crude oil and natural gas revenues.

With a financially settled purchased put, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the hedged price of the transaction. With a swap, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the hedged price for the transaction, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the hedged price for the transaction. With a zero-cost collar, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the floor price of the collar, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the cap price for the collar. A three-way collar is a combination of options consisting of, a sold call, a purchased put and a sold put. The sold call establishes a maximum price we will receive for the volumes under contract. The purchased put establishes a minimum price unless the market price falls below the sold put, at which point the minimum price would be the reference price (i.e., NYMEX) plus the difference between the purchased put and the sold put strike price.

As of June 30, 2010, we had the following contracts outstanding (Asset (Liability) and Fair Value Gain (Loss) in thousands):

	Crude Oil				Natural Gas
			Total				Total		Total
Period	Volume (MBbls)	Contract Price (1)	Asset (Liability)	Fair Value Gain (Loss)	Volume (MMMBtus)	Contract Price (1)	Asset (Liability)	Fair Value (Loss)	Asset (Liability)	Fair Value Gain (Loss) (2)
Put Spreads
7/10 – 6/11	609	$60.00/$75.00	$2,783	$(502)	1,230	$6.00/8.00	$2,379	$(1,494)	$5,162	$(1,996)
Puts
7/10 – 6/11	762	72.20	932	(429)					932	(429)
Swaps
7/10 – 6/11	2,671	75.46	(6,217)	4,090	9,830	6.29	12,055	(6,798)	5,838	(2,708)
7/11 – 6/12	1,049	80.71	335	(400)	8,613	6.56	8,740	(5,681)	9,075	(6,081)
7/12 – 6/13	460	81.95	226	(150)	3,220	6.39	2,203	(1,432)	2,429	(1,582)
			(5,656)	3,540			22,998	(13,911)	17,342	(10,371)
Collars
7/10 – 6/11	184	74.00/79.50	(72)	47					(72)	47
Three-Way Collars
7/10 – 6/11	25	55.00/70.00/ 82.10	(23)	15	2,420	5.62/7.63/ 10.60	3,871	(2,561)	3,848	(2,546)
7/11 – 6/12					1,840	5.50/7.50/ 10.55	2,595	(1,687)	2,595	(1,687)
			(23)	15			6,466	(4,248)	6,443	(4,233)
Total			$(2,036)	$2,671			$31,843	$(19,653)	$29,807	$(16,982)

(1)	The contract price is weighted-averaged by contract volume.
(2)	The gain on derivative contracts is net of applicable income taxes.

Derivative instruments are reported on the balance sheet at fair value as short-term or long-term derivative financial instruments assets or liabilities.

The energy markets have historically been very volatile, and there can be no assurances that crude oil and natural gas prices will not be subject to wide fluctuations in the future. While the use of hedging arrangements limits the downside risk of adverse price movements, it also limits future gains from favorable movements.

EXHIBIT D

Guarantee of Securities Issued by EGC

Our indirect, wholly-owned subsidiary, EGC, is the issuer of the New Notes which are fully and unconditionally guaranteed by us. We and our subsidiaries, other than EGC, have no significant independent assets or operations. EGC is prohibited from paying dividends to us except that EGC may make a one-time payment to us of up to $25 million for the purpose of paying premiums or other payments associated with the early conversion of our 7.25% preferred stock and EGC may make payments of up to $9 million in any calendar year, subject to certain terms and conditions, so that we may pay dividends on our outstanding preferred stock.

EXHIBIT E

Development of Proved Undeveloped Reserves

Our proved undeveloped reserves at June 30, 2010 were 23.0 MMBOE. Future development costs associated with our proved undeveloped reserves at June 30, 2010 totaled approximately $308.1 million. In the fiscal year ended June 30, 2010, we developed approximately 21% of our proved undeveloped reserves as of June 30, 2009, including the drilling of 3 gross (1.5 net) wells at a net cost of approximately $10.1 million.  None of our proved undeveloped well locations remain undeveloped past five years from the date of initial recognition as proved undeveloped and all of our proved undeveloped well locations are scheduled to be developed within five years from the date of initial recognition as proved undeveloped.

The following table discloses our progress toward the conversion of proved undeveloped reserves during the fiscal year ended June 30, 2010.

	Oil and Natural Gas (MMBOE)	Future Development Costs (in thousands)
Proved undeveloped reserves at June 30, 2009	19.2	$251,416
Revisions of previous estimates	4.6	50,238
Acquisition of proved undeveloped reserves	2.1	22,780
Conversions to proved developed reserves	(2.9)	(16,357)
Total proved undeveloped reserves added	3.8	56,661
Proved undeveloped reserves at June 30, 2010	23.0	$308,077

EXHIBIT F

Changes in Standardized Measure of Discounted Future Net Cash Flows

A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved crude oil and natural gas reserves follows (in thousands):

	Year Ended June 30,
	2010	2009	2008

Beginning of year	$1,005,276	$2,509,699	$1,393,154
Revisions of previous estimates
Changes in prices and costs	300,591	(2,200,286)	1,628,049
Changes in quantities	27,735	183,783	20,088
Additions to proved reserves resulting from extensions, discoveries and improved recovery, less related costs	27,651	99,024	207,597
Purchases of reserves in place	703,456	-	109,877
Sales of reserves in place	-	(5,603)	(1,641)
Accretion of discount	105,977	330,143	158,599
Sales, net of production costs	(352,102)	(306,230)	(491,687)
Net change in income taxes	(245,269)	737,233	(598,896)
Changes in rate of production	(31,104)	(240,888)	(67,787)
Development costs incurred	108,864	100,847	67,435
Other – net	(101,924)	(202,446)	84,911
Net change	543,875	(1,504,423)	1,116,545
End of year	$1,549,151	$1,005,276	$2,509,699